Wing It!

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	9,408.85
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-3.44
Inventory	-7,785.73
California Department of Tax and Fee Administration Payable	0.00
Square Loan	4,477.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-3,311.51**
Net cash provided by operating activities	**$6,097.34**
FINANCING ACTIVITIES	
Justin's Capital Investment	10,000.00
Justin's Capital Investment:Justin's Personal Purchases for Wing it	280.62
Manny's Capital Investment	10,000.00
Manny's Capital Investment:Manny's Personal Purchases for Wing It	1,271.12
Opening Balance Equity	-19,853.50
Partner Distributions:Justin Distribution	-2,150.00
Partner Distributions:Manny Distribution	-1,000.00
Net cash provided by financing activities	**$ -1,451.76**
NET CASH INCREASE FOR PERIOD	**$4,645.58**
CASH AT END OF PERIOD	**$4,645.58**